Filed Pursuant to Rule 424(b)(3)
Registration No. 333-151217

Prospectus Supplement dated August 11, 2008
(To Prospectus dated July 21, 2008 and filed on July 21, 2008 - File No. 333-151217)

Ever-Glory International Group Inc.

PROSPECTUS SUPPLEMENT

to the

PROSPECTUS DATED July 21, 2008

909,091 shares

Common Stock

This Prospectus Supplement, together with the Prospectus listed above, is required to be delivered by certain holders of the above-referenced shares or by their transferees, pledges, donees or their successors in connection with the offer and sale of the above-referenced shares.

This Prospectus Supplement supplements our prospectus dated July 21, 2008 with the following additions and changes:

(1)
Update our prospectus dated July 21, 2008 with financial information for the quarterly period ended June 30, 2008, as set forth in our Quarterly Report on Form 10-Q as filed with the SEC on August 4, 2008.

The attached information modifies and supersedes, in part, the information in the prospectus. Any information that is modified or superseded in the prospectus shall not be deemed to constitute a part of the prospectus except as modified or superseded by this Prospectus Supplement.

INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK.
SEE “RISK FACTORS” BEGINNING ON PAGE 8 OF THE PROSPECTUS,
SUPPLEMENTED AS APPLICABLE BY THIS PROSPECTUS SUPPLEMENT.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE
SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE
SECURITIES OR DETERMINED IF THIS PROSPECTUS SUPPLEMENT IS TRUTHFUL
OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this prospectus supplement is August 11, 2008

INDEX TO FILINGS

Annex

Financial Information for the quarterly period ended: June 30, 2008	A

Annex A

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES
 FINANCIAL STATEMENTS
AS OF JUNE 30, 2008 (UNAUDITED)

EVER-GLORY INTERNATIONAL GROUP, INC.
AND SUBSIDIARIES

PART I. FINANCIAL INFORMATION

ITEM 1.	FINANCIAL STATEMENTS.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF JUNE 30, 2008 AND DECEMBER 31, 2007

ASSETS
	June 30, 2008	December 31, 2007
	(Unaudited)
CURRENT ASSETS
Cash and cash equivalents	$1,643,493	$641,739
Accounts receivable	17,771,678	13,035,299
Accounts receivable - related parties	7,335	158,235
Inventories	2,282,368	1,897,023
Other receivables and prepaid expenses	433,296	150,855
Advances on inventory purchase	203,217	—
Advances on inventory purchase - related parties	2,391,009	2,568,040
Total Current Assets	24,732,396	18,451,191

DEFERRED FINANCING COSTS	201,826	191,995
LAND USE RIGHT, NET	2,871,651	2,729,183
PROPERTY AND EQUIPMENT, NET	12,807,385	12,140,903
INVESTMENT IN SUBSIDIARY	1,459,000	—
TOTAL ASSETS	$42,072,258	$33,513,272

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable	$4,073,647	$1,796,655
Accounts payable - related parties	276,307	245,589
Other payables - related party	980,575	650,000
Other payables and accrued liabilities	1,362,080	1,069,682
Trade notes payable	115,364	—
Value added tax payable	754,273	378,898
Income tax payable and other taxes payable	344,726	146,226
Bank loans	5,777,640	4,798,500
Convertible notes payable, net of unamortized discount of $1,192,696 and
$1,974,497 at June 30, 2008 and December 31, 2007, respectively	57,304	25,503
Total Current Liabilities	13,741,916	9,111,053

LONG-TERM LOAN FROM PARTY RELATED BY COMMON CONTROL	2,601,556	4,474,985

Total Liabilities	16,343,472	13,586,038

COMMITMENTS AND CONTINGENCIES	—	—
MINORITY INTEREST	586,942	—

STOCKHOLDERS' EQUITY
Preferred stock ($.001 par value, authorized 5,000,000 shares,
10,000 shares designated as "Series A Preferred Stock")	—	—
Series A Convertible Preferred Stock (no shares issued and
outstanding as of June 30, 2008 and December 31, 2007	—	—
Common stock ($.001 par value, authorized 50,000,000 shares,
11,747,316 and 11,379,309 shares issued and outstanding
as of June 30, 2008 and December 31, 2007, respectively)	11,747	11,379
Additional paid-in capital	3,110,776	2,154,368
Retained earnings	14,782,225	12,247,748
Statutory reserve	3,449,498	3,437,379
Accumulated other comprehensive income	3,787,598	2,076,360
Total Stockholders' Equity	25,141,844	19,927,234

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$42,072,258	$33,513,272

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

FOR THE THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(UNAUDITED)

	Three months ended		Six months ended
	June 30,		June 30,
	2008	2007	2008	2007
		Restated		Restated
NET SALES
To related parties	$67,461	$407,188	$492,563	$454,016
To third parties	24,000,936	13,690,847	43,323,042	30,069,418
Total net sales	24,068,397	14,098,035	43,815,605	30,523,434

COST OF SALES
From related parties	58,636	377,110	461,384	421,984
From third parties	19,655,924	11,482,470	35,279,348	25,470,309
Total cost of sales	19,714,560	11,859,580	35,740,732	25,892,293

GROSS PROFIT	4,353,837	2,238,455	8,074,873	4,631,141

OPERATING EXPENSES
Selling expenses	368,564	149,812	646,092	325,710
General and administrative expenses	1,777,395	933,275	2,998,882	1,706,163
Total Operating Expenses	2,145,959	1,083,087	3,644,974	2,031,873

INCOME FROM OPERATIONS	2,207,878	1,155,368	4,429,899	2,599,268

OTHER INCOME (EXPENSES)
Interest income	48,590	2,405	80,564	4,219
Interest expense	(631,126)	(129,600)	(1,208,954)	(261,890)
Other income	53,085	5,474	53,085	5,570
Other expenses	(44,934)	(41)	(236,101)	(125)
Total Other Expenses	(574,385)	(121,762)	(1,311,406)	(252,226)

INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	1,633,493	1,033,606	3,118,493	2,347,042

INCOME TAX EXPENSE	(284,809)	(6,629)	(568,647)	(82,323)

INCOME BEFORE MINORITY INTEREST	1,348,684	1,026,977	2,549,846	2,264,719

LESS MINORITY INTEREST	(620)	—	3,249	—

NET INCOME	1,349,304	1,026,977	2,546,597	2,264,719

OTHER COMPREHENSIVE INCOME
Foreign currency translation gain	611,354	291,573	1,711,238	450,706

COMPREHENSIVE INCOME	$1,960,658	$1,318,550	$4,257,835	$2,715,425

EARNINGS PER SHARE
Net income per share
Basic	$0.12	$0.25	$0.22	$0.56
Diluted	$—	$0.10	$0.10	$0.22

Weighted average shares outstanding during the period
Basic	11,710,865	4,080,509	11,580,273	4,080,509
Diluted	12,528,595	10,072,008	12,291,758	10,072,008

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE SIX MONTHS ENDED JUNE 30, 2008 AND 2007
(UNAUDITED)
	Six months ended June 30,
	2008	2007
		Restated
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$2,546,597	$2,264,719
Adjustments to reconcile net income to cash provided
by operating activities:
Minority interest	3,249	—
Depreciation	454,200	409,935
Amortization	31,799	27,257
Amortization of discount on convertible notes	841,422	—
Amortization of deferred financing costs	60,630	—
Common stock issued for interest	2,155	—
Changes in operating assets and liabilities
Accounts receivable	(3,791,168)	(199,390)
Accounts receivable - related parties	156,574	(257,435)
Inventories	(256,247)	(175,168)
Other receivables and prepaid expenses	(266,453)	(132,021)
Advance on inventory purchase	(197,562)	—
Advance on inventory purchase - related party	332,352	—
Accounts payable	2,101,517	898,230
Accounts payable - related companies	131,108	1,121,901
Trade notes payable	112,153	—
Other payables and accrued liabilities	220,172	(1,803,659)
Value added tax payables	341,285	(19,985)
Income tax and other tax payables	183,853	(41,007)
Net cash provided by operating activities	3,007,636	2,093,377

CASH FLOWS FROM INVESTING ACTIVITIES
Investment in La Chapelle	(1,397,700)	—
Purchase of property and equipment	(357,695)	(350,501)
Proceeds from sale of equipment	13,161	6,308
Net cash used in investing activities	(1,742,234)	(344,193)

CASH FLOWS FROM FINANCING ACTIVITIES
Due to related parties	330,575	—
Contribution from minority shareholders	553,040	—
Proceeds from bank loan	5,616,864	2,587,322
Repayment of bank loan	(4,964,400)	(5,174,644)
Repayment of long term loan-related party under common control	(1,990,000)	—
Exercise of warrants	43,635	—
Net cash used in by financing activities	(410,286)	(2,587,322)

EFFECT OF EXCHANGE RATE ON CASH	146,638	390,357

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	1,001,754	(447,781)

CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	641,739	897,093

CASH AND CASH EQUIVALENTS AT END OF PERIOD	$1,643,493	$449,312

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the period for:
Interest expense	$200,086	$128,061
Income taxes	$395,233	$124,373

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED

NOTE 1 - ORGANIZATION AND BASIS OF PRESENTATION

Ever-Glory International Group, Inc. (AMEX: EVK) was incorporated in Florida on October 19, 1994. All of its businesses are operated through its three subsidiaries in the People’s Republic of China.

Perfect Dream Limited (“Perfect Dream”), a wholly owned subsidiary of EVK, was incorporated in the British Virgin Islands on July 1, 2004.

Goldenway Nanjing Garments Co. Ltd. (“Goldenway”), a wholly owned subsidiary of Perfect Dream, was incorporated in the People’s Republic of China (“PRC”) on December 31, 1993. Goldenway is principally engaged in the manufacturing and sale of garments.

Nanjing New-Tailun Garments Co. Ltd. (“New-Tailun’), a wholly owned subsidiary of Perfect Dream, was incorporated in the PRC on March 27, 2006. New-Tailun is principally engaged in the manufacturing and sale of garments.

Nanjing Catch-Luck Garments Co, Ltd. (“Catch-Luck”), a wholly owned subsidiary of Perfect Dream, was incorporated in the PRC on December 21, 1995. On January 18, 2006, Catch-Luck became a wholly owned foreign enterprise after its acquisition by Perfect Dream. Catch-Luck is principally engaged in the manufacture and sale of garments to customers located in Europe and Japan.

Shanghai LA GO GO Fashion Company Limited (“La Go Go”), a joint venture of Goldenway and Shanghai La Chapelle Garment and Accessories Company Limited (“Shanghai La Chapelle”), was incorporated in the PRC on January 24, 2008. Goldenway invested approximately $826,200 (RMB 6.0 million) in cash, and La Chapelle invested approximately $553,040 (RMB 4.0 million) in cash, for a 60% and 40% ownership interest, respectively, in the joint venture. The business objective of the joint venture is to establish and create a leading brand of ladies’ garments for the mainland Chinese market. La Go Go opened 39 retail stores to develop retail market in China for selling its own brand clothing.

EVK, Perfect Dream, Goldenway, New-Tailun, Catch-Luck, and La Go Go are hereinafter referred to as (the “Company”).

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Principles of consolidation

The accompanying consolidated financial statements of Ever-Glory International Group, Inc. reflect the activities of EVK, and its 100% owned subsidiaries Perfect Dream, Goldenway, New-Tailun, Catch-Luck and its 60% owned subsidiary La Go Go. These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America. All significant inter-company balances and transactions have been eliminated in consolidation.

We have included all normal recurring adjustments that we considered necessary to give a fair presentation of our operating results for the periods presented. Interim results are not necessarily indicative of results for a full year. The information included in this Form 10-Q should be read in conjunction with information included in the 2007 annual report filed on Form 10-K.

Business combinations between entities under common control

The Company entered into a purchase agreement, dated November 9, 2006, with Ever-Glory Enterprises (HK) Limited (“Ever-Glory Hong Kong”) to acquire 100% interest of New-Tailun (the “New-Tailun transaction”). Pursuant to the terms of the purchase agreement, the Company paid to Ever-Glory Hong Kong an amount of $2,000,000 in cash and issued 20,833,333 shares of the Company’s restricted common stock having a value of $10,000,000, such value of shares were based on the preceding 30-day average of high bid and the low ask price for the common stock on the date of the transfer within 90 days of the closing of New-Tailun transaction. The New-Tailun transaction closed on December 30, 2006.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

The Company entered into a purchase agreement, dated June 26, 2006, with Ever-Glory Enterprises (HK) Limited (“Ever-Glory Hong Kong”) to acquire 100% interest of Catch-Luck (the “Catch-Luck transaction”). Pursuant to the terms of the purchase agreement, the Company agreed to pay to Ever-Glory Hong Kong an amount of $600,000 in cash and issue 1,307,693 shares of the Company’s restricted common stock having a value of $3,400,000 such value of shares were based on the preceding 30-day average of high bid and the low ask price for the common stock on the date of the transfer within 90 days of the closing of the Catch-Luck transaction. On August 31, 2006, the Company entered into an amendment to the Agreement (“the Amendment”) whereupon the terms of payment on the purchase consideration was amended as follows:

1. The Company will pay to Ever-Glory Hong Kong an amount of $600,000 in cash and issued 1,307,693 shares of the Company’s restricted common stock having a value of $3,400,000 on the date of the transfer within 90 days of the closing of the transaction;

2. At the end of the year ending December 31, 2008 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of $1,500,000, Perfect Dream will issue 1,153,846 shares of the Company’s restricted common stock having a value of $3,000,000; and

3. At the end of the year ending December 31, 2009 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of $1,500,000, Perfect Dream will issue 1,153,846 shares of the Company’s restricted common stock having a value of $3,000,000.

The number of shares of common stock to be delivered to Ever-Glory Hong Kong in satisfaction of the Stock Purchase Price shall be calculated based on the preceding 30-average high and low price for the Company’s common stock as quoted on the Over-the-Counter Bulletin Board as of the date of closing.

On August 1, 2007, the Company filed a definitive 14C information statement to report stockholder approval of the acquisition of Catch-Luck. The Information Statement was mailed to the shareholders on August 7, 2007. The Catch-Luck transaction closed on August 27, 2007.

Because New-Tailun and Catch-Luck are also under ownership and management control by Mr. Kang, Yihua, the Company’s CEO, these transactions were accounted for as a merger of entities under common control, accordingly, the operation results of New-Tailun and Catch-Luck for the six months and three months ended June 30, 2007 were restated to include in the consolidated financial statements as if the transactions had occurred at the beginning of the first period presented. The balance sheet accounts were stated at its historical cost.

Use of estimates

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. For example, the Company estimates its potential losses on uncollectible receivables. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

Cash and cash equivalents

For purpose of the statements of cash flows, cash and cash equivalents include cash on hand and demand deposits with a bank with original maturities of less than three months.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Accounts receivable

The Company extends unsecured credits to its customers in the ordinary course of business but mitigates the associated risks by performing credit checks and actively pursuing past due accounts. An allowance for doubtful accounts is established and recorded based on managements’ assessment of the credit history with the customer and current relationships with them.

As of June 30, 2008 and December 31, 2007, the Company considers all its accounts receivable to be collectable and no provision for doubtful accounts has been made in the financial statements.

Inventories

The manufacturing inventories are stated at lower of cost or market value, cost being determined on a specific identification method. The Company manufactures products upon receipt of orders from its customers. All the products must pass the customers’ quality assurance procedures before its delivery. Therefore, the products are rarely returned by the customers after delivery.

The retail merchandise inventories are stated at the lower of average cost or market.

Long-lived assets

The Company accounts for long-lived assets under the Statements of Financial Accounting Standards Nos. 142 and 144 “Accounting for Goodwill and Other Intangible Assets” and “Accounting for Impairment or Disposal of Long-Lived Assets” (“SFAS No. 142 and 144”). In accordance with SFAS No. 142 and 144, long-lived assets, goodwill and certain identifiable intangible assets held and used by the Company are reviewed for impairment at least annually or more often whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating the recoverability of long-lived assets, when undiscounted future cash flows will not be sufficient to recover an asset’s carrying amount, the asset is written down to its fair value. As of June 30, 2008, the Company expected these assets to be fully recoverable.

Property and equipment

Property and equipment are stated at cost, less accumulated depreciation. Expenditures for additions, major renewals and betterments are capitalized and expenditures for maintenance and repairs are charged to expense as incurred.

Depreciation is provided on a straight-line basis, less an estimated residual value over the assets’ estimated useful lives. The estimated useful lives are as follows:

Property and plant	15-20 Years
Leasehold improvements	10 Years
Machinery & Equipment	10 Years
Office equipment and furniture	5 Years
Motor vehicles	5 Years

Intangible assets

All land in the People’s Republic of China is owned by the government and cannot be sold to any individual or company. However, the government may grant “land use right” to firms or individuals to occupy, develop and use land. The Company records the land use rights obtained as intangible assets.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Investment in subsidiary

Investment in equity ownership lower than 20% is recorded using the cost method. The carrying value of the investments is reviewed periodically for impairment. As of June 30, 2008, the Company expected the long-term investment to be fully recoverable.

Fair value of financial instruments

On January 1, 2008, the Company adopted SFAS No. 157. SFAS No. 157, Fair Value Measurements, defines fair value, establishes a three-level valuation hierarchy for disclosures of fair value measurement and enhances disclosures requirements for fair value measures. The carrying amounts reported in the balance sheets for current assets and current liabilities qualify as financial instruments are a reasonable estimate of fair value because of the short period of time between the origination of such instruments and their expected realization and their current market rate of interest. The three levels are defined as follow:

•	Level 1 inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•
Level 2 inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

•	Level 3 inputs to the valuation methodology are unobservable and significant to the fair value.

The carrying value of cash and cash equivalents, accounts receivable (trade and others), accounts payable (trade and related party) and accrued liabilities approximate their fair value because of the short-term nature of these instruments. The Company places its cash and cash equivalents with what it believes to be high credit quality financial institutions. The Company has a diversified customer base, most of which are in Europe, Japan, the United States and the PRC. The Company controls credit risk related to accounts receivable through credit approvals, credit limit and monitoring procedures. The Company routinely assesses the financial strength of its customers and, based upon factors surrounding the credit risk, establishes an allowance, if required, for uncollectible accounts and, as a consequence, believes that its accounts receivable credit risk exposure beyond such allowance is limited.

The Company analyzes all financial instruments with features of both liabilities and equity under SFAS 150, “Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity,” SFAS No 133, “Accounting for Derivative Instruments and Hedging Activities” and EITF 00-19, “Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company’s Own Stock.” During 2007, the Company issued 6% secured convertible debentures in a face amount of $2,000,000 which are due and payable in full in 2 years from their issuance. As fixed prices are set for the conversion prices of such convertible debentures and the attached warrants, the Company is in a position to be sure it had adequate authorized shares for the future conversion of convertible debentures and warrants. Therefore, no embedded derivatives and warrants are required to be recorded at fair value and marked-to-market at each reporting period.

Beneficial conversion feature of convertible notes

The Company accounted for the secured convertible notes (the “Notes”) issued pursuant to the subscription agreement discussed in Note 9 under EITF 00-27, ‘‘Application of Issue 98-5 to Certain Convertible Instruments’’.   Based on EITF 00-27, the Company has determined that the convertible notes contained a beneficial conversion feature because at August 2, 2007, the effective conversion price of the convertible notes was $1.10 when the market value per share was $2.70.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Discount on notes payable

A discount with respect to the Notes issued on August 2, 2007 was recorded by the Company. The amount of the discount was calculated to be the intrinsic value of the beneficial conversion feature and the fair value of the warrants included among the securities issued pursuant to the terms of the subscription agreement discussed in Note 11.

Revenue and cost recognition

The Company recognizes revenue, net of value added taxes, upon delivery for local sales and upon shipment of the products for export sales, at which time title passes to the customer provided that: there are no uncertainties regarding customer acceptance; persuasive evidence of an arrangement exists; the sales price is fixed and determinable; and collectibility is deemed probable.

Local transportation and unloading charges and product inspection charges are included in selling expenses and totaled $66,294 and $116,290 for the six month period, and $27,149 and $57,339 for the three month period ended June 30, 2008 and 2007, respectively.

Cost of goods sold includes direct raw material, direct labor cost and manufacturing overheads including depreciation of production equipment consistent with the revenue earned.

Income taxes

The Company accounts for income taxes under the Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes” (“Statement 109”). Under Statement 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Under Statement 109, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

The Company adopted FASB Interpretation 48, “Accounting for Uncertainty in Income Taxes” (“FIN 48”) as of January 1, 2007. A tax position is recognized as a benefit only if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. The amount recognized is the largest amount of tax benefit that is greater than 50% likely of being realized on examination. For tax positions not meeting the “more likely than not” test, no tax benefit is recorded. The adoption had no effect on the Company’s financial statements.

The charge for taxation is based on the results for the year as adjusted for items, which are non-assessable or disallowed. It is calculated using tax rates that have been enacted or substantively enacted by the balance sheet date. Deferred tax is accounted for using the balance sheet liability method in respect of temporary differences arising from differences between the carrying amount of assets and liabilities in the financial statements and the corresponding tax basis used in the computation of assessable tax profit. In principle, deferred tax liabilities are recognized for all taxable temporary differences, and deferred tax assets are recognized to the extent that it is probably that taxable profit will be available against which deductible temporary differences can be utilized.

Deferred tax is calculated at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled. Deferred tax is charged or credited in the income statement, except when it related to items credited or charged directly to equity, in which case the deferred tax is also dealt with in equity. Deferred tax assets and liabilities are offset when they relate to income taxes levied by the same taxation authority and the Company intends to settle its current tax assets and liabilities on a net basis.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

China income tax

The Company’s subsidiaries are governed by the Income Tax Law of the People’s Republic of China (PRC) concerning Foreign Investment Enterprises and Foreign Enterprises and various local income tax laws (the Income Tax Laws).

Beginning January 1, 2008, the new Enterprise Income Tax (“EIT”) law has replaced the old laws for Domestic Enterprises (“DES”) and Foreign Invested Enterprises (“FIEs”).

The key changes are:

a.	The new standard EIT rate of 25% replaces the 33% rate applicable to both DES and FIEs, except for High Tech companies that pay a reduced rate of 15%;

b.
Companies established before March 16, 2007 continue to enjoy tax holiday treatment approved by local government for a grace period of either for the next 5 years or until the tax holiday term is completed, whichever is sooner.

The Company and its subsidiaries were established before March 16, 2007 and therefore are qualified to continue enjoying the reduced tax rate as described above.

Upon approval by the PRC tax authorities, FIE's scheduled to operate for a period of 10 years or more and engaged in manufacturing and production may by exempt from income taxes for two years, commencing with their first profitable year of operations, after taking into account any losses brought forward from prior years, and thereafter with a 50% reduction for the subsequent three years.

Goldenway has profit for more than five years, so from this year its income tax rate is 25%.

New-Tailun and Catch-Luck were approved as wholly foreign-owned enterprises in 2006. This entity status allows New-Tailun and Catch-Luck a two-year income tax exemption beginning from the first year of profitability, and a 50% income tax reduction for the three years thereafter. New Tailun and Catch-Luck are entitled to the income tax exemptions for 2006 and 2007 and 50% income tax reduction that is 12.50% for the calendar years ended December 31, 2008, 2009 and 2010.

La Go Go was established on January 24, 2008, its income tax rate is 25%.

Other comprehensive income

The reporting currency of the Company is the US dollar. The functional currency of EVK and Perfect Dream is the US dollar. The functional currency of Goldenway, New Tailun Catch-luck and La Go Go is the Chinese Renminbi (RMB).

For the subsidiaries with the functional currency of RMB, all assets and liabilities accounts were translated at the exchange rate on the balance sheet date; stockholder's equity are translated at the historical rates and items in the statement of operations items are translated at the average rate for the period. Translation adjustments resulting from this process are included in accumulated other comprehensive income in the statement of stockholders’ equity. The resulting translation gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Items in the cash flow statement are translated at the average exchange rate for the period.

Translation adjustments resulting from this process included in accumulated other comprehensive income amounted to $3,787,598 and $2,076,360 as of June 30, 2008 and December 31, 2007, respectively. Assets and liabilities at June 30, 2008 and December 31, 2007 were translated at 6.85 RMB and 7.29 RMB to $1.00, respectively. The average translation rates applied to income statement accounts and statement of cash flows for the six months ended June 30, 2008 and 2007 were 7.05 RMB and 7.73 RMB to $1.00, respectively. For the three months ended June 30, 2008 and 2007 were 7.17 RMB and 7.77 RMB to $1.00, respectively. As a result, amounts related to assets and liabilities reported on the statement of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Earnings per share

The Company reports earnings per share in accordance with the provisions of SFAS No. 128, "Earnings Per Share." SFAS No. 128 requires presentation of basic and diluted earnings per share in conjunction with the disclosure of the methodology used in computing such earnings per share. Basic earnings per share excludes dilution and is computed by dividing income available to common stockholders by the weighted average common shares outstanding during the period. Diluted earnings per share takes into account the potential dilution that could occur if securities or other contracts to issue common stock were exercised and converted into common stock. Further, according to SFAS No. 128, if the number of common shares outstanding increase as a result of a stock dividend or stock split or decrease as a result of a reverse stock split, the computations of a basic and diluted EPS shall be adjusted retroactively for all periods presented to reflect that change in capital structure.

Segments

The Company adopted Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“SFAS 131”). SFAS establishes standards for operating information regarding operating segments in annual financial statements and requires selected information for those segments to be presented in financial reports issued to stockholders. SFAS 131 also establishes standards for related disclosures about products and services and geographic areas. Operating segments are identified as components of an enterprise about which separate discrete financial information is available for evaluation by the chief operating decision maker, or decision making group, in making decision how to allocate resources and assess performance. The information disclosed herein, represents all material financial information related to the Company’s principal operating segment. As of June 30, 2008, the Company operates in a single segment.

Minority interest

Minority interest consists of the interest of minority shareholders in the subsidiary of the Company. As of June 30, 2008 and December 31, 2007, minority interest amounted to $586,942 and $0, respectively.

Recent accounting pronouncements

In September 2006, FASB issued Statement 157, Fair Value Measurements. This statement defines fair value and establishes a framework for measuring fair value in GAAP. More precisely, this statement sets forth a standard definition of fair value as it applies to assets or liabilities, the principle market (or most advantageous market) for determining fair value (price), the market participants, inputs and the application of the derived fair value to those assets and liabilities. The effective date of this pronouncement is for all full fiscal and interim periods beginning after November 15, 2008. The Company does not expect the adoption of SFAS 157 to have an impact on the Company’s results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (SFAS 159) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. The SFAS 159 became effective for us on January 1, 2008. The Company chose not to elect the option to measure the fair value of eligible financial assets and liabilities.

In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements - an amendment of Accounting Research Bulletin No. 51” (“SFAS 160”), which establishes accounting and reporting standards for ownership interests in subsidiaries held by parties other than the parent, the amount of consolidated net income attributable to the parent and to the noncontrolling interest, changes in a parent’s ownership interest and the valuation of retained non-controlling equity investments when a subsidiary is deconsolidated. The Statement also establishes reporting requirements that provide sufficient disclosures that clearly identify and distinguish between the interests of the parent and the interests of the non-controlling owners. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The Company has not determined the effect that the application of SFAS 160 will have on its consolidated financial statements.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

In December 2007, the FASB issued SFAS 141R, “Business Combinations,” which applies to all transactions or other events in which an entity obtains control of one or more businesses, including those sometimes referred to as “true mergers” or “mergers of equals” and combinations achieved without the transfer of consideration. This statement replaces FASB Statement No. 141 and applies to all business entities, including mutual entities that previously used the pooling-of-interests method of accounting for some business combinations. The Company believes that adoption of the FAS 141R will have a material effect on future acquisitions.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles.” This Statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of nongovernmental entities that are presented in conformity with GAAP in the United States (the GAAP hierarchy). This Statement will not have any impact on the Company’s consolidated financial statements.

In May 2008, the FASB issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts, an interpretation of FASB Statement No. 60.” The scope of this Statement is limited to financial guarantee insurance (and reinsurance) contracts, as described in this Statement, issued by enterprises included within the scope of Statement 60. Accordingly, this Statement does not apply to financial guarantee contracts issued by enterprises excluded from the scope of Statement 60 or to some insurance contracts that seem similar to financial guarantee insurance contracts issued by insurance enterprises (such as mortgage guaranty insurance or credit insurance on trade receivables). This Statement also does not apply to financial guarantee insurance contracts that are derivative instruments included within the scope of FASB Statement No. 133, “Accounting for Derivative Instruments and Hedging Activities.” This Statement will not have any impact on the Company’s consolidated financial statements.

In June 2008, the FASB issued Emerging Issues Task Force Issue 07-5 “Determining whether an Instrument (or Embedded Feature) is indexed to an Entity’s Own Stock” (“EITF No. 07-5”). This Issue is effective for financial statements issued for fiscal years beginning after December 15, 2008, and interim periods within those fiscal years. Early application is not permitted. Paragraph 11(a) of Statement of Financial Accounting Standard No 133 “Accounting for Derivatives and Hedging Activities” (“SFAS 133”) specifies that a contract that would otherwise meet the definition of a derivative but is both (a) indexed to the Company’s own stock and (b) classified in stockholders’ equity in the statement of financial position would not be considered a derivative financial instrument. EITF No.07-5 provides a new two-step model to be applied in determining whether a financial instrument or an embedded feature is indexed to an issuer’s own stock and thus able to qualify for the SFAS 133 paragraph 11(a) scope exception. Management is currently evaluating the impact of adoption of EITF No. 07-5 on the Company’s consolidated financial statements.

In June 2008, FASB issued EITF Issue No. 08-4, “Transition Guidance for Conforming Changes to Issue No. 98-5 (“EITF No. 08-4”)”. The objective of EITF No.08-4 is to provide transition guidance for conforming changes made to EITF No. 98-5, “Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios”, that result from EITF No. 00-27 “Application of Issue No. 98-5 to Certain Convertible Instruments”, and SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity”. This Issue is effective for financial statements issued for fiscal years ending after December 15, 2008. Early application is permitted. Management is currently evaluating the impact of adoption of EITF No. 08-4 on the accounting for the convertible notes and related warrants transactions.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Reclassifications and restatements

Certain prior period amounts have been reclassified to conform to current period presentation. These reclassifications have no effect on net income or cash flows.

In addition, due to the acquisition of Catch-Luck, an entity under common control, operating results of Catch-Luck for the six months and three months ended June 30, 2007 were included in the consolidated financial statements as if the transactions had occurred at the beginning of the first period presented. In this regard, the prior period’s financial statements and financial information have been restated to furnish comparative information.

NOTE 3 - SUPPLEMENTAL DISCLOSURE OF CASH

The Company prepares its statements of cash flows using the indirect method as defined under the SFAS No. 95. The following information relates to non-cash investing and financing activities for the six months ended June 2008 and 2007.

During the six month ended June 30, 2008, investors of the Convertible notes (See Note 11 for details) converted $750,000 of principal plus accrued interest of $2,155 into 341,893 shares of common stock of the Company.

NOTE 4 - ACCOUNTS RECEIVABLE

Accounts receivable at June 30, 2008 and December 31, 2007 consisted of the following:

	2008	2007
Accounts receivable	$17,771,678	$13,035,299
Less: allowance for doubtful accounts	—	—
Accounts receivable, net of allowance	$17,771,678	$13,035,299

As of June 30, 2008 and December 31, 2007, the Company considered all accounts receivable collectable and did not record a provision for doubtful accounts.

NOTE 5 - INVENTORIES

Inventories at June, 30 2008 and December 31, 2007 consisted of the following:

	June 30,	December 31,
	2008	2007
	(Unaudited)
Raw materials	$209,442	$304,178
Work-in -progress	403,418	338,599
Finished goods	1,669,508	1,254,246
	2,282,368	1,897,023
Less: provision of obsolescence	—	—
Inventories, net	$2,282,368	$1,897,023

NOTE 6 -INVESTMENT IN SUBSIDIARY

On January 9, 2008, Goldenway entered into a Capital Contribution Agreement (“Capital Contribution Agreement”) with Shanghai La Chapelle Garment and Accessories Company Limited (“La Chapelle”), a Shanghai-based garment retailer, and several shareholders of La Chapelle. Under the terms of the Capital Contribution Agreement, Goldenway agreed to invest approximately $1.46 million in cash (RMB10 million) in La Chapelle for a 10% ownership interest in La Chapelle. This investment is accounted for using the cost method.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 7 - LAND USE RIGHTS

On September 24, 2006, the Company obtained a fifty-year land use right on 112,442 square meters of land in the Nanjing Jiangning Economic and Technological Development Zone.

Land use rights at June 30, 2008 and December 31, 2007 consisted of the following:

	2008	2007
Land use rights	$3,052,078	$2,867,991
Less: accumulated amortization	(180,427)	(138,808)
Land use rights, net	$2,871,651	$2,729,183

Amortization expense for the six months ended June 30, 2008 and 2007 amounted to $31,799 and $27,257, respectively, and were $16,132 and $12,833 for the three months ended June 30, 2008 and 2007, respectively.

NOTE 8 - PROPERTY AND EQUIPMENT

The following is a summary of property and equipment at June 30, 2008 and December 31, 2007:
	2008	2007
Property and plant	$11,688,379	$11,354,623
Equipment and machinery	4,103,787	3,128,928
Office equipment and furniture	267,139	208,327
Motor vehicles	208,157	165,393
Construction in progress	18,335	3,519
	16,285,797	14,860,790
Less: accumulated depreciation	3,478,412	2,719,887
Property and equipment, net	$12,807,385	$12,140,903

Depreciation expense for the six months ended June 30, 2008 and 2007 was $454,200 and $409,935, respectively, and was $231,433 and $202,523 for the three months ended June 30, 2008 and 2007, respectively. For the six months and three months ended June 30, 2008 and 2007, no interest was capitalized.

NOTE 9 - OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities at June 30, 2008 and December 31, 2007 consisted of the following:

	June 30,	December 31,
	2008	2007
	(Unaudited)
Building construction costs payable	$658,573	$390,207
Accrued professional fees	164,862	252,495
Accrued wages and welfare	415,184	337,995
Other payables	123,461	88,985
Total other payables and accrued liabilities	$1,362,080	$1,069,682

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 10 - BANK LOANS

Bank loans represent amounts due to various banks and are due on demand or normally within one year. These loans generally can be renewed with the banks. As of June 30, 2008 and December 31, 2007, Short term bank loans consisted of the following:

	June 30,	December 31,
	2008	2007
	(Unaudited)
Loan from a bank, interest rate at 0.5442% per month
due February 9, 2008; paid in full, January 2008.	$—	$1,371,000
Loan from a bank, interest rate at 0.58482% per month
due May 11, 2008	—	685,500
Loan from a bank, interest rate at 0.58482% per month
due June 2, 2008	—	1,371,000
Loan from a bank, interest rate at 0.58482% per month
due June 12, 2008	—	1,371,000
Loan from a bank, interest rate at 0.60225% per month
due July 31, 2008	5,777,640	—
Total bank loans	$5,777,640	$4,798,500

These bank loans are all collateralized by land use rights and buildings of the Company. The Company repaid the outstanding bank loan in full on July 25, 2008.

Total interest expense on the bank loans for the six months ended June 30, 2008 and 2007 amounted to $144,346 and $128,061, respectively, and were $75,487 and $54,466 for the three months ended June 30, 2008 and 2007, respectively.

NOTE 11 - CONVERTIBLE NOTES PAYABLE

On August 2, 2007, the Company consummated a private placement of $2,000,000 principal amount of 6% secured convertible notes with five-year common stock warrants to six accredited investors. Financing cost of $242,520 was paid out of the gross proceeds. Pursuant to APB 21, financing cost is amortized over the life of the notes to interest expense using the effective interest method. For the six months and three months ended June 30, 2008, the Company amortized $60,630 and $ 30,315 of financing costs to interest expense.

The secured convertible notes are due August 2, 2009 and were originally convertible into 9,090,909 shares of common stock of the Company at a conversion price of $0.22 per share. In November 2007, a 10:1 reverse stock split was made effective on its common stock. Accordingly, the number of share of common stock convertible from the notes was adjusted to 909,091 at a conversion price of $2.20 per share.

The notes are subject to full-ratchet anti-dilution protection, i.e. if the Company issues shares at an average per-share price below $2.20 per share, the conversion price of the notes shall be adjusted downward to match the lower per-share price. Under the terms of the notes, the full-ratchet anti-dilution adjustments do not apply to (i) shares issued upon conversion of options under for a future stock option plan (ii) shares issued to third parties for acquisitions valued above $8 million; (iii) shares issued to non-affiliates for services rendered to the Company. The holders of the notes may convert the unpaid principal amount of the notes into common stock of the Company at any time prior to maturity, at the applicable conversion price. The Company may at any time at its option, redeem the notes by paying 125% of the unpaid principal and accrued interest.

The Company issued warrants to the investors in the note financing, for the purchase of up to a total of 909,091 shares of common stock at an exercise price of $3.20.  The warrants are exercisable through September 29, 2013. The warrants are also subject to full-ratchet anti-dilution protection in the event that the Company issues shares (with certain exceptions) at an average per-share price below $3.20 per share, same as the notes. A registration statement covering the resale of the warrant shares was declared effective June 6, 2008. On April 14, 2008, 13,636 shares of common stock were issued for exercise of warrants.

The notes are secured by all of the assets of the Company, excluding its subsidiaries. Pursuant to a security agreement, the Company’s performance of the notes and other obligations in connection with the financing is also secured by a pledge of 2,961,720 shares of common stock personally held by the current CEO of the Company pursuant to a stock pledge agreement. Upon any event of default (as defined in the notes, the security agreement and the stock pledge agreement), the investors will be entitled to exercise their respective rights under the security agreement and stock pledge agreement. In addition, the subsidiaries of the Company, Perfect Dream and Goldenway, each guaranteed the performance of the Company’s obligations under the notes and the subscription agreement under a guaranty agreement.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

On the issuance date, the Company recorded a discount on the note related to the intrinsic value of the beneficial conversion feature totaling $943,797 and $1,056,203 for the fair value of the warrants issued. The fair value of warrants was calculated using the Binomial model with the following assumptions: (i) risk-free interest rate of 4.62%; (ii) expected life (in years) of 6; (iii) expected volatility of 112%;(iv) expected dividend yield of 0.00%; and (v) stock market price of $2.70. The discount on notes payable is amortized using effective interest method over 2 years. For the six months and three months ended June 30, 2008, the Company recorded amortization of $31,801 and $22,164 as interest expense in the statement of operations.

As of June 30, 2008, the note holders had converted $750,000 of principal plus accrued interest of $2,155 into 341,893 shares of common stock of the Company. Due to the conversion, the Company recorded $750,000 of unamortized discount as interest expense for the period ended June 30, 2008.

The notes bear a 6% annual interest rate payable in arrears on the last business day of each calendar quarter thereafter and on the maturity date. For the six months and three months ended June 30, 2008, $45,985 and $19,143 were recorded as interest expense.

On January 4, 2008, the Company issued 72,728 warrants to the placement agent with an exercise price of $3.20 per share (“Warrants”). The Warrants expire January 4, 2011. These warrants were issued in connection with the private placement described above. The warrants were valued at $130,082 using the Black Scholes Model and will be amortized over the life of the convertible notes. For the six months and three months ended June 30, 2008, the Company recorded $59,621 and $16,260 for amortization of the debt issuance costs as interest expense in the statement of operations.

NOTE 12 - INCOME TAX

Ever-Glory International Group, Inc. was incorporated in the United States and has incurred net operating losses for income tax purposes for 2008 and 2007.

Perfect Dream was incorporated in the British Virgin Islands and under the current laws of the British Virgin Islands, is not subject to tax on income or on capital.

Goldenway was incorporated in the PRC and is subject to PRC income tax laws and regulations. The applicable tax rate has been 24%. In 2007, Goldenway is entitled to a refund of 50% of any income taxes paid for achieving export sales in excess of 70% of the total sales in a calendar year. In 2008, Goldenway’s income tax rate is 25%.

New-Tailun and Catch-Luck were incorporated in the PRC and are subject to PRC income tax laws and regulations. According to the relevant laws and regulations in the PRC, enterprises with foreign investment in the PRC are entitled to full exemption from income tax for two years beginning from the first year the enterprises become profitable and has accumulated profits and a 50% income tax reduction for the subsequent three years. New-Tailun and Catch-Luck were approved as wholly foreign-owned enterprises in 2006 and are entitled to the income tax exemptions in 2006 and 2007. In 2007, no income tax was recorded by New-Tailun and Catch-Luck as these entities were entitled to full exemption from income tax. Starting from 2008 to 2010, New-Tailun and Catch-Luck are entitled to a 50% reduction of the income tax rate of 25%. Therefore these two subsidiaries are taxed at 12.5% for the years of 2008, 2009 and 2010.

La Go Go was established on January 24, 2008, its income tax rate is 25%.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Provision for income tax for the six months ended June 31, 2008 and 2007 amounted to $568,647 and $82,323, respectively.

The following table reconciles the statutory rates to the Company’s effective tax rate for the six months ended June 30, 2008 and 2007:

	2008	2007
U.S. Statutory rate	34.0%	34.0%
Foreign income not recognized in USA	(34.0)	(34.0)
China income taxes	25.0	33.0
China income tax exemption	(12.0)	(29.0)
Effective income tax rate	13.0%	4.0%

Ever-Glory International Group Inc. was incorporated in the United States and has incurred net operating losses for income tax purposes up to June 30, 2008. The net operating loss carry forwards for United States income taxes amounted to $566,375 which may be available to reduce future years’ taxable income. These carry forwards will expire, if not utilized, through 2028. Management believes that the realization of the benefits from these losses appears uncertain due to the Company’ limited operating history and continuing losses for United States income tax purposes. Accordingly, the Company has provided a 100% valuation allowance on the deferred tax asset benefit to reduce the asset to zero. The valuation allowance at June 30, 2008 was approximately $193,000. Management will review this valuation allowance periodically and make adjustments as warranted.

Value added tax

Enterprises or individuals who sell commodities, engage in repair and maintenance or import and export goods in the PRC are subject to a value added tax, VAT, in accordance with Chinese laws. The VAT standard rate is 17% of the gross sales price. A credit is available whereby VAT paid on the purchases of semi-finished products or raw materials used in the production of the Company’s finished products can be used to offset the VAT due on sales of the finished product.

VAT on sales and VAT on purchases amounted to $6,651,985 and $5,693,853 for the six months ended June 30, 2008 and $4,132,596 and $3,773,129 for the six months ended June 30, 2007, respectively.

VAT on sales and VAT on purchases amounted to $3,706,892 and $3,194,510 for the three months ended June 30, 2008 and $1,634,020 and $1,585,516 for the three months ended June 30, 2007, respectively.

Sales and purchases are recorded net of VAT collected and paid as the Company acts as an agent because the VAT taxes are not impacted by the income tax holiday.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 13 - EARNINGS PER SHARE

As discussed in Note 2, all share and per share amounts used in the Company's financial statements and notes thereto have been retroactively restated to reflect the 10-for-1 reverse stock split, which occurred on November 20, 2007.

The following demonstrates the calculation for earnings per share for the six months and three months ended June 30:

	For the six months ended		For the three months ended
	June 30,		June 30,
	2008	2007	2008	2007
Net income	$2,546,597	$2,264,719	$1,349,304	$1,026,977
Add: interest expense related to convertible notes	45,985	—	19,143	—
Subtract: Unamortized issuance costs and discount on convertible notes	(1,394,522)	—	(1,394,522)	—
Adjusted net income (loss) for calculating EPS-diluted	$1,198,060	$2,264,719	$(26,075)	$1,026,977

Weighted average number of common stock - Basic	11,580,273	4,080,509	11,710,865	4,080,509
Effect of dilutive securities:
Convertible notes	711,485	—	817,730	—
Series A Convertible preferred stock	—	5,991,499	—	5,991,499
Weighted average number of common stock - Diluted	12,291,758	10,072,008	12,528,595	10,072,008

Earnings per share - basic	$0.22	$0.56	$0.12	$0.25
Earnings per share -diluted	$0.10	$0.22	$—	$0.10

As of June 30, 2008, the Company included all shares issuable upon conversion of the convertible notes and warrants in diluted earnings per share.

NOTE 14 - STOCKHOLDERS’ EQUITY

Authorized Shares of Common Stock

On August 10, 2006, holders of a majority of the capital stock of the Company approved an amendment to the Company’s articles of incorporation, to increase the number of authorized shares of common stock from 100,000,000 to 500,000,000. On October 3, 2007, the Company filed a Certificate of Amendment to the articles of incorporation to effect the amendment. Further in November, a 10-to-1 reverse stock split became effective. The 10-to-1 reverse stock split reduced both the number of outstanding shares and the number of authorized shares of common stock to 1/10th of the amount immediately prior to the reverse stock split. As a result of the reverse split of the Company’s common stock, the conversion price of the convertible notes was changed from $0.22 to $2.20 per share. The exercise price of the warrants issued in connection with the convertible notes was also changed from $0.32 to $3.20 per share. As of June 30, 2008, the authorized number of common shares was 50,000,000 with a par value of $0.001 per share.

Series A Convertible Preferred stock

On October 3, 2007, effective upon the filing of an amendment to its articles of incorporation, 789 shares of the Company’s Series A Preferred Stock were automatically converted into 5,991,080 common shares, after the effect of the 10-for-1 reverse split. There was no outstanding shares of Series A convertible preferred stock at June 30, 2008.

Stock issued for acquisitions under common control

In September 2007, the Company issued 2,083,333 shares of restricted common stock at a market price of $4.80 per share totaling $10,000,000 as part of the consideration to a related company in the acquisition of New-Tailun.

In September 2007, the Company issued 1,307,693 shares of restricted common stock at a market price of $2.6 per share totaling $3,400,000 as part of the consideration to a related company in the acquisition of Catch-Luck.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)
Conversion of convertible notes to common stock

On January 16, 2008, January 22, 2008 and February 6, 2008, the Company issued 12,478 shares of common stock to pay fourth quarter interest of 2007 to six investors in connection with the senior convertible notes dated August 2, 2007.

During the six months ended June 30, 2008, four investors converted $750,000 of the convertible notes and $2,155 in accrued interest expense, into 341,893 shares of common stock.

Statutory reserve

The Company’s PRC subsidiaries are required to make appropriations to reserve funds, comprising the statutory surplus reserve, statutory public welfare fund and discretionary surplus reserve, based on after-tax net income determined in accordance with generally accepted accounting principles of the People’s Republic of China (the “PRC GAAP”). Appropriation to the statutory surplus reserve should be at least 10% of the after tax net income determined in accordance with PRC GAAP until the reserve is equal to 50% of the entities’ registered capital. Appropriations to the statutory public welfare fund are at 10% of the after tax net income determined in accordance with PRC GAAP. The statutory public welfare fund is established for the purpose of providing employee facilities and other collective benefits to the employees and is non-distributable other than in liquidation. Appropriations to the discretionary surplus reserve are made at the discretion of the Board of Directors. Effective January 1, 2006, the Company is only required to contribute to one statutory reserve fund at 10% of net income after tax per annum, such contributions not to exceed 50% of the respective companies’ registered capital.

As of June 30, 2008 and December 31, 2007, the Company recorded $3,449,498 and $3,437,379, respectively, in the statutory reserve.

Warrants

Following is a summary of the warrant activity:

Outstanding as of January 1, 2007	—
Granted	909,091
Forfeited	—
Exercised	—
Outstanding as of December 31, 2007	909,091
Granted	72,728
Forfeited	—
Exercised	(13,636)
Outstanding as of June 30, 2008	968,183

Following is a summary of the status of warrants outstanding at June 30, 2008:

Outstanding Warrants			Exercisable Warrants
Exercise Price	Number	Average Remaining Contractual Life	Average Exercise Price	Number	Average Remaining Contractual Life
$3.20	895,455	4.93	$3.20	895,455	4.93
$3.20	72,728	2.51	$3.20	72,728	2.51
Total	968,183			968,183

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 15 - OTHER EXPENSE

Other expense consists primarily of foreign currency transaction loss due to the exchange rate fluctuation between the Company’s functional currency RMB and the foreign currency in which the transaction is denominated. For the six months and three months ended June 30, 2008, foreign currency exchange loss amounted to $217,506 and $27,288, respectively. The foreign currency exchange loss was immaterial for the six months and three months ended June 30, 2007.

NOTE 16 - RELATED PARTY TRANSACTIONS

Mr. Kang is the Company’s chairman and chief executive officer. The Company purchased materials, sub-contracted certain manufacturing work, and sold products to companies under the control of Mr. Kang, and are detailed below. All related party outstanding balances are short term in nature and are expected to be settled in cash.

Sales and Cost of Sales to Related Parties

The Company sells products to Nanjing High-Tech Knitting & Weaving Technology Development Co., Ltd (“Nanjing Knitting”), a company controlled by Ever-Glory Enterprises (HK) Ltd.

For the six months ended June 30, 2008, sales revenue and related cost of sales in connection with Nanjing Knitting amounted $492,562 and $461,384, respectively. For the same period of 2007, sales revenue and related cost of sales in connection with Nanjing Knitting were $454,016 and $421,984, respectively.

For the three months ended June 30, 2008, sales revenue and related cost of sales in connection with Nanjing Knitting amounted to $67,461 and $58,636, respectively. For the same period of 2007, sales revenue and related cost of sales in connection with Nanjing Knitting were $407,188 and $377,110, respectively.

Purchases from and Sub-contracts with Related Parties

For the six months ended June 30, 2008 and 2007, the Company purchased raw materials of $690,949 and $287,131, respectively, from Nanjing Knitting. The Company provided raw materials to the sub-contractors who charged the Company a fixed labor charge for the sub-contracting work. For the three months ended June 30, 2008 and 2007, raw materials amounted to $20,404 and $104,876, respectively, were purchased from Nanjing Knitting.

In addition, the Company sub-contracted certain manufacturing work valued at $68,919 and $56,501 for the six months and three months ended June 30, 2008, respectively, to Nanjing Knitting. No manufacturing work was sub-contracted to any related parties for the same periods of 2007.

Accounts receivable - related parties

As of June 30, 2008 and 2007, accounts receivable from entities controlled by Mr. Kang amounted to $7,335 and $158,235 for products sold and sub-contracting services provided. Account receivables - related parties were as follows:

Receivable from	June 30, 2008	December 31, 2007
	Unaudited
Ever-Glory Enterprises (Chuzhou) Co., Ltd.	$—	$12,052
Nanjing High-Tech Knitting & Weaving Technology Development Co., Ltd.	7,335	146,183
Total accounts receivable - related parties	$7,335	$158,235

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

Advance on inventory purchase - related party

As of June 30, 2008, the Company advanced funds to Jiangsu Ever-Glory International Group Corp. to purchase raw material inventory in amount of $2,391,009. Interest is charged at 0.5% per month according to the balance at the end of each month. Interest income earned for the six months and three months ended June 30, 2008 were $75,464 and $45,197, respectively.

Accounts payable - related parties

The Company purchases raw material from and subcontracts some of its production to related parties which are under control of Mr. Kang. 10% of the ownership of Shanghai La Chapelle is owned by the Company. Shanghai La Chapelle also has a 40% ownership interest in the joint venture La Go Go in which the Company has the rest of the 60% ownership. Balance of payables to Shanghai La Chapelle represents lease improvement expense for the new retail stores paid by Shanghai La Chapelle.

As of June 30, 2008 and December 31, 2007, the Company owed $276,307 and $245,589 to the related parties

Due to	June 30, 2008	December 31, 2007
	Unaudited
Kunshan Enjin Fashion Co.,Ltd.	$—	$245,589
Nanjing Ever-kyowa Garment Washing Co.,	252,857
Nanjing High-Tech Knitting & Woving Technology Development Co., Ltd	11,085	—
Shanghai La Chapelle Garment and Accessories Company Limited	12,365	—
Total accounts payable - related parties	$276,307	$245,589

Other payables - related parties

As of June 30, 2008 and December 31, 2007, amounts due to Ever-Glory Enterprises (HK) Ltd. were $980,575 and $650,000.

For the amount of $980,575 due to Ever-Glory Hong Kong Limited as of June 30, 2008, $600,000 was due for the purchase of Catch-Luck while $380,575 was due for the Company’s going public fees paid by Ever-Glory Enterprises (HK) Ltd.

For the amount of $650,000 due to Ever-Glory Hong Kong Limited as of December 31, 2007, $600,000 was due for the purchase of Catch-Luck while $50,000 was due for the Company’s going public fees paid by Ever-Glory Hong Kong Limited.

Long term liability - related party

As of June 30, 2008 and December 31, 2007 the Company owed $2,601,556 and $4,474,985, respectively to Blue Power Holdings Limited., a company controlled by the Company’s CEO before December 31, 2007, for various advances received. Interest is charged at 6% per annum on the amounts due. The loans are due between July 2010 and April 2011. For the six months ended June 30, 2008 and 2007, the Company accrued interest expense of $116,571 and $118,229, respectively. The accrued interest is included in the carrying amount of the loan in the accompanying balance sheets. On June 26, 2008, the Company repaid $1,990,000 to Blue Power Holdings Limited.

Lease from a related party

The Company leased factory and office spaces from Jiangsu Ever-Glory International Group Corp., an entity controlled by the Company’s CEO. See Note 17 for the operating lease commitment.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 17 - COMMITMENTS AND CONTINGENCIES

Capital commitment

According to the Articles of Association of Goldenway, Goldenway had to fulfill its registered capital requirements of $17,487,894 within three years from February 2, 2005. As of June 30, 2008, the Company had fulfilled $3,630,000 of its registered capital requirements and had a registered capital commitment of $13,857,894 payable by February 1, 2008. In March 2008, the Company obtained from the government an extension to July 25, 2008. On July 10, 2008, the Company injected $2,000,000 of registered capital to Goldenway. In July 2008, the Company obtained an extension to April 25, 2009 to fulfill the remaining capital contribution of $11,857,894.

Operating lease commitment

The Company leases factory and office space from Jiangsu Ever-Glory International Group Corp. under an operating lease which expired on March 31, 2008 at an annual rental of $26,256 and an operating lease which expires on December 31, 2009 at an annual rental of $49,644.

For the six months ended June 30, 2008 and 2007, the Company recognized rental expense of $24,822 and $13,129, respectively. $12,411 and $6,564 were recorded as rental expense for the three months ended June 30, 2008 and 2007, respectively.

As of June 30, 2008, the outstanding commitments of this non-cancelable lease for the years ended December 31, 2008 and 2009 were $49,644 and $99,288, respectively.

Contingent shares to be issued

Pursuant to the terms of the purchase agreement on acquisition of Catch-Luck, the Company will issue additional common shares to the original shareholder as follows:

o
At the end of the first full fiscal year ending December 31, 2008 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of $1,500,000, Perfect Dream will issue 1,153,846 shares of the Company’s restricted common stock having a value of $3,000,000; and

o
At the end of the next full fiscal year ending December 31, 2009 in which Catch-Luck generates gross revenues of at least $19,000,000 and net profit of $1,500,000, Perfect Dream will issue 1,153,846 shares of the Company’s restricted common stock having a value of $3,000,000.

Legal Proceedings

The Company was named as a defendant in an action pending in the U.S. District Court for the Northern District of Ohio. The action was filed on February 22, 2006 by Plaintiff Douglas G. Furth. The other principal parties are named defendants John Zanic, Wilson-Davis & Co., and Godwin, Pappas, Longley & Ronquillo, LLP. The action alleges that the Company breached an agreement to provide 1,000,000 shares of common stock in exchange for certain assistance in marketing and financial public relations services. The action seeks an award of damages in excess of $75,000. The Company denies they we were a party to such an agreement, or were are otherwise liable. The Company intends to vigorously its position. The complaint was dismissed without prejudice from an action pending in the U.S. District Court for the Northern District of Ohio. In May 2007, Plaintiff Douglas G. Furth filed a Second Amended Complaint asserting claims against the Company. The Company denies all the claims, filed objections and asked for dismissal with prejudice. No payment was made to plaintiff and no settlement has been discussed between us and the Plaintiff.   On November 29, 2007, we made a motion to dismiss the action for lack of personal jurisdiction, and a decision on this matter is pending.

EVER-GLORY INTERNATIONAL GROUP, INC. AND SUBSIDIARIES
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2008 (UNAUDITED)

NOTE 18 - CONCENTRATIONS AND RISKS

Cash includes cash on hand and demand deposits in accounts maintained with state owned banks within the People’s Republic of China and Hong Kong. Total cash deposited with these banks at June 30, 2008 and December 31, 2007 amounted to $1,633,730 and $641,739, respectively, of which no deposits are covered by insurance. The Company has not experienced any losses in such accounts and believes it is not exposed to any risks on its cash in bank accounts.

The Company has two major customers which represent approximately 43.3 % and 51.0% of the Company’s total sales for the six months ended June 30, 2008 and 2007, respectively. For the three months ended June 30, 2008 and 2007, two major customers represent approximately 46.2% and 48.4%, respectively. Two customers accounted for 29.5% of total accounts receivable as of June 30, 2008.

During the six months and three months ended June 30, 2008, the Company did not rely on any supplier. For the six months and three months ended June 30, 2007, one supplier represented 11% of the Company’s raw material purchase.

The following is geographic information of the Company’s revenue for the three and six months ended June 30:

	Three months ended June 30,		Six months ended June 30,
	2008	2007	2008	2007
China	$1,902,394	$873,689	$3,696,961	$1,794,804
Europe	14,279,799	7,927,943	27,254,432	18,552,676
Japan	3,313,527	1,631,222	5,813,499	3,581,126
United States	4,320,119	3,665,181	6,677,957	6,594,828
Revenue from Original design manufacturing	23,815,839	14,098,035	43,442,849	30,523,434
Revenue from retail sales - China	252,558		372,756
Total revenue	$24,068,397	$14,098,035	$43,815,605	$30,523,434

The Company's operations are carried out in the PRC. Accordingly, the Company's business, financial condition and results of operations may be influenced by the political, economic and legal environments in the PRC, and by the general state of the economy in the regions where the Company’s customers are located. The Company's operations in the PRC are subject to specific considerations and significant risks not typically associated with companies in the North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. The Company's results may be adversely affected by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

NOTE 19 - SUBSEQUENT EVENTS

According to the Articles of Association of Goldenway, Goldenway was obligated to fulfill, i.e., pay in, registered capital of $17,487,894 within three years from February 2, 2005. As of July 10, 2008, the Company had fulfilled $5,630,000 of its registered capital requirements and had a registered capital commitment of $11,857,894 due by July 25, 2008. In July 2008, the Company obtained the approval from the government granting the extension to make the required capital contribution on or before April 25, 2009.

On July 16, 2008, the Company’s common stock began trading on the American Stock Exchange market under the trading symbol “EVK”.

On July 25, 2008, the Company paid off a bank loan in the amount of $5,777,640.